Weil Draft: May 5, 2017

Privileged & Confidential

Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Fidelity National Financial, Inc.

Commission File No. 001- 32630

FNF Group 1st Quarter 2017 Earnings Call – Question and Answer

Question: Jason S. Deleeuw, Analyst, Piper Jaffray Companies

Great. Thanks for that. And, just quickly on the last question, the dividend payout ratio, you’re going to have a ton of free cash flow coming here. It sounds like you freed up some more with the title subs. So, just wondering what the thoughts are on the dividend payout ratio once we get past the Black Knight spin?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

Well, we believe that it’s better to be consistent and have a consistent dividend payment rate as opposed to doing a special dividend. You get a quick pop and then sort of it goes away and everyone forgets about it. But we have consistently raised our dividend over the last several years. Normally we’ve raised it—we make an announcement after our October board meeting. So, that’s two board meetings from now. We just concluded our April/May board meeting. That’ll be at the point in time when the Black Knight spin has been effective, when the FNFV has been detached from FNF, although it already is a separately traded publicly company, but it will be completely detached with a different name and different board and so on.

So if I were guessing, I’d just look at the past history to define what’s going to happen in the future. Normally we raise the dividend in October at our October board meeting. We’ll give it a good look, because we’ll have a good understanding of our cash on hand or cash flow. We’ll be at a 16% debt-to-cap. I mean, as I said earlier, pretty enviable position for a company to be in. That has some tailwinds behind it, is making good money, and has great cash flow.

Question: Geoffrey Dunn, Analyst, Dowling & Partners

Okay. And then, Tony, can you just go over kind of the pro forma debt structure right now? I want to make sure I’m following a couple different developments over the last couple months and understand where we stand on a pro forma basis now.

Answer: Anthony J. Park, Chief Financial Officer, FNF

Yes. So, right now if you look at the stand-alone FNF Group, absent Black Knight and absent FNFV, where it’s 16%, we have debt coming due May 15th. We plan, as you heard in Bill’s comments, we plan to borrow on our revolver to pay off that debt. And then, possibly go into the markets post Black Knight spin. And then, we did buy back some of our convertible bonds during the quarter. I think we mentioned that as well, $61 million of face, I think $134 million of cash that, $82 million of which was settled in Q1 and then the other $52 was settled in in the early part of April. So, 16% pro forma, and to the extent we take down any more converts, that number obviously comes down.

Question: Geoffrey Murray Dunn, Analyst, Dowling & Partners Securities, LLC

And is there any thought instead of terming out the revolver, a swap? Or, are you pretty sure you’re going to go to terming it out at some point?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

I think it’s likely that we would look—if the markets were strong post-spin, we would look to do another bond if the markets and the interest rates are correct.

Question: Geoffrey Murray Dunn, Analyst, Dowling & Partners Securities, LLC

Okay. And, then the last one is a technical question, Tony. In terms of the max limitation per day for buyback, what’s your rough estimate given your trailing average volume?

Answer: Anthony J. Park, Chief Financial Officer, FNF

We have 14.4 million shares available under our authorization. So, we have plenty of room there currently. We were in the market at 50,000 per day before we announced the Black Knight and FNFV transactions. So, yes, I think we have plenty of room above that.

FNF’s FNFV Group (“FNFV”) 1st Quarter 2017 Earnings Conference Call Script –

William P. Foley, II, Non-Executive Chairman, FNF

Thank you, Dan. During the first quarter we sold a total of nearly 1.9 million shares of Del Frisco’s common stock for total cash proceeds of approximately $31.6 million and a realized gain of $5.1 million. Our holding in Del Frisco’s is now just under 1.2 million shares. We are continuing to focus on completing the necessary filings, shareholder votes and other closing conditions for the FNFV tracking stock exchange.

As part of the exchange that we expect to complete in the third quarter, we intend to form a new publicly traded company named, Cannae Holdings, Inc. to replace FNFV and more formally reflect its independence from FNF, with a new trading symbol of CNNE currently on reserve with the New York Stock Exchange.

FNFV 1st Quarter 2017 Earnings Call Question and Answer

Question: Chas Tyson, Analyst, Keefe, Bruyette & Woods, Inc.

Hi, guys. Good afternoon. I just want to ask about kind of the broader setup for the company as you go to the spin process here and hopefully get freed up to have a little more flexibility in terms of where you’re investing and what maybe you’re divesting. Can you just talk about maybe the timeline that we should expect over the next couple quarters as you complete the spin and then what we should think about in terms of potential monetization as well as any cash infusions that you might be taking a look at and what form they might take?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

Yes. So we’re actually—we’re not being held up by the split-off or the spin-out or the restructure. We’re continually, as Brent said, looking at acquisitions. We have three or four that have progressed fairly nicely, but there’s always hiccups. We have at least one monetization event that is sort of staring us in the face that will probably happen, if it does happen prior to the spin-off being effective.

So we’re not really slowing down. We have slowed down on the stock repurchase, but we’re going to be very active, and we feel like we’re really kind of unfettered now and we’re no longer having our—even though we’re separate public company, we’re no longer being consolidated up at FNF.

It gives us a lot of flexibility to look at some serious operating companies, and we believe we’re going to by the time we’re done with raising capital and doing some other transactions that we’ll have $600 million or $700 million of cash on hand. And that gives the chance to make two or three serious acquisitions, including if we need to take some leverage off. So there’s just going to be some exciting things happening with FNFV over the next six months.

Question: Chas Tyson, Analyst, Keefe, Bruyette & Woods, Inc.

Okay. And in terms of capital raising, can you talk about what form that might take? I mean, would you try to raise it [indiscernible] companies or would you try to raise it the FNFV level, and what might you look at?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

Both actually. We might bring investors in various investments. We’re thinking about having—one of our ideas is that FNF would be a continuing shareholder in FNFV to the extent of about 10% of stock or so. We have one other potential partner that wants to be about a 10% owner. So all those things are all happening sort of right in the confluence of the spin-out and would occur concurrently with the spin-out. So we have a lot of—I mean they’re not large transactions, but a lot of moving parts right now as we move through this preparing for the spin-out.

Question: Chas Tyson, Analyst, Keefe, Bruyette & Woods, Inc.

Okay. And then, the one monetization you said that you might be completing before the spin, can you shed any light on that, what that might be?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

It happens, you’re going to know pretty soon. That’s all I can tell you.

Question: Karim Sawabini, Analyst, Moon Capital Management LP

Hi. Quick question, you have currently about $160 million and with the FLT escrow cash and then potentially the sale of the remainder of the fiscal shares you’d have roughly 200. If you give 10% and 10% to two other investors that roughly $200 million. Would that be in the form new shares, and the other question would be would you do a right issue for other shareholders to participate in that?

Answer: Brent B. Bickett, Executive Vice President, Corporate Strategy, FNF

I’ll answer that. The idea on the FNF side that Bill mentioned would be new shares and the new investor obviously would be new shares. We talked about maybe doing a—considering a rights offering. We haven’t made any decision in that regard. But we do think as we separate from FNF, and keep in mind, as you know, we do have a fair amount of credit support that currently exists from FNF and lot of that will go away, so we’re thinking for the long term to make sure we’re adequately capitalized to pursue good opportunities that could create shareholder value, so we’re trying to make sure we have a proper amount of capital to be able to face off on opportunities as we see them.

Forward- Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-

looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the plan to redeem and exchange the FNFV tracking stock with the result being an independent, publicly-traded FNFV common stock; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of the Company’s Form 10-K and other filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. In connection with the proposed transaction, a newly formed subsidiary of FNF (“FNFV Splitco”), will file with the SEC a registration statement on Form S-4, which will include a prospectus. FNF will also file a proxy statement which will be sent to FNF’s FNFV Group shareholders in connection with their vote required in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders will be able to obtain these documents (when they are available) and other documents filed with the SEC by FNF or FNFV Splitco free of charge from the respective companies by directing a written request to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, Telephone: 904-854-8100.

Participants in a Solicitation

The directors and executive officers of FNF and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of FNF is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017. Free copies of this document may be obtained as described in the preceding paragraph.

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